January 28, 2013

Jonathan Wiggins
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Resource Capital Corp.
Form 10-K (the “10-K”)
Filed March 15, 2012
File No. 001-32733

Dear Mr. Wiggins:

On behalf of Resource Capital Corp. (the “Company”), we wish to respond to your comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated January 7, 2013 concerning the above-referenced filing.  For your convenience, we first restate your comments in italics and then provide the Company’s response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Off-Balance Sheet Arrangements, page 68

1.	We note your response to comment 1 in your letter dated December 20, 2012. Please provide us with your proposed disclosure.

Attached to this letter as Exhibit A is a draft of the Company’s proposed disclosure that will appear in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Off-Balance Sheet Arrangements.”

United States Securities and Exchange Commission
January 28, 2013

2.	Consolidated Balance Sheets, page 76

We note your response to comment 2 in your letter dated December 20, 2012.  As previously requested, in future filings please present separately on the balance sheet 1) the assets of consolidated VIEs and 2) the liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the your company in accordance with ASC 810-10-45-25.  Please note that you may state parenthetically after each line item the amount that relates to consolidated VIEs, or you may include a table immediately following the consolidated balance sheets to present assets and liabilities of consolidated VIEs that have been included to the preceding balance sheet. Conversely, please provide us with a statement that none of the assets or liabilities of your consolidated VIEs meet these criteria, if that is the case.

In future filings, the Company will present separately on its balance sheet 1) the assets of consolidated VIEs and 2) the liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the company in accordance with ASC 810-10-45-25.

Note 10 -  Investments in Unconsolidated Entities, page 97

3.
We note your response to comment 2 in your letter dated December 20, 2012.  Please provide us with your proposed disclosure pertaining to the maximum exposure to loss as a result of involvement with unconsolidated VIEs, including 1) how the maximum exposure is determined and 2) the significant sources of exposure to the VIE. Refer to ASC 810-10-50-15.b.

Attached to this letter as Exhibit B is a proposed draft of the Company’s new VIE footnote.  The footnote contains quantitative disclosure pertaining to the maximum exposure to loss relating to the unconsolidated VIEs, as well as the related disclosures required by ASC 810-10-50-15b. The Company also proposes amending “Note 2 – Summary of Significant Accounting Policies – Principles of Consolidation” to discuss its VIE determination methodology.  See Exhibit C hereto.

Note 14 - Borrowings, pages 104

4.
Please disclose whether creditors (or beneficial interest holders) of your consolidated VIEs have recourse to the general credit of Resource Capital Corp or its non-VIE subsidiaries.  Please also disclose the terms of arrangements, giving consideration to both explicit arrangements and implicit variable interests, that could require you to provide financial support (for example, liquidity arrangements and obligations to purchase assets) to your consolidated VIEs, including events or circumstances that could expose you to a loss. Refer to ASC 810-10-50-14.

Creditors of the Company’s consolidated VIEs have no recourse to the general credit of the Company or its non-VIE subsidiaries.  A statement to this effect is contained in the Company’s proposed VIE footnote attached hereto as Exhibit B.  The Company does not have any arrangements that could require the Company to provide financial support to its consolidated VIEs.

Very truly yours,

/s/ Mark Rosenstein
Mark Rosenstein

EXHIBIT A

Off-Balance Sheet Arrangements

General

As of December 31, 2012, we did not maintain any relationships with unconsolidated entities or financial partnerships that were established for the purpose of facilitating off-balance sheet arrangements or contractually narrow or limited purposes, although we do have interests in unconsolidated entities not established for those purposes. Except as set forth below, as of December 31, 2012, we had not guaranteed obligations of any such unconsolidated entities or entered into any commitment or letter of intent to provide additional funding to any such entities. Management is not aware of any other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of our unconsolidated VIEs, see “Investments in Unconsolidated Entities,” below.

Unfunded Loan Commitments

In the ordinary course of business, we make commitments to borrowers whose loans are in our commercial real estate loan portfolio to provide additional loan funding in the future. These commitments generally fall into two categories: (1) pre-approved capital improvement projects; and (2) new or additional construction costs. Disbursement of funds pursuant to these commitments is subject to the borrower meeting pre-specified criteria. Upon disbursement of funds, we receive loan interest income on any such advanced funds. As of December 31, 2012, we had ___ loans with unfunded commitments totaling $____ million, of which $_____ million will be funded by restricted cash in RREF CDO 2007-1; we intend to fund the remaining $____ million through cash flow from normal operating activities and principal repayments on other loans in our portfolio. These commitments are subject to the same underwriting requirements and ongoing portfolio maintenance as are the on-balance sheet financial instruments that we hold. Since these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Guarantees and Indemnifications

In the ordinary course of business, we may provide guarantees and indemnifications that contingently obligate us to make payments to the guaranteed or indemnified party based on changes in the value of an asset, liability or equity security of the guaranteed or indemnified party. As such, we may be obligated to make payments to a guaranteed party based on another entity’s failure to perform or achieve specified performance criteria, or we may have an indirect guarantee of the indebtedness of others. On November 16, 2011, we, together with LEAF Financial and LCC, subsidiaries of Resource America, entered into a stock purchase agreement and related agreements, to which we refer, collectively, as the “SPA”, with Eos Partners, L.P., a private investment firm and its affiliates (“Eos”). As provided by the SPA, among the assets we contributed to LCC in exchange for LCC preferred stock was the entire equity interest of LEAF Receivables Funding 3, which owns equipment leases and notes.  Pursuant to the SPA, we and Resource America are jointly and severally liable to contribute cash to LCC.  To the extent that the value of the equity on the balance sheet of LEAF Receivables Funding 3 is less than $18.7 million (the value of Leaf Receivables Funding 3’s equity when it was contributed to LCC by RCC) as of a specified final testing date within 90 days following December 31, 2013. The Company does not believe it is probable or estimable that it will be required to fund LCC in accordance with the SPA because LEAF Receivables Funding 3 is currently profitable and is expected to be profitable through the year ended December 31, 2013.

EXHIBIT B

NOTE 3 – VARIABLE INTEREST ENTITIES

The Company has evaluated its securities, loans, investments in unconsolidated entities, liabilities to subsidiary trusts issuing preferred securities (consisting of unsecured junior subordinated notes) and its CDOs in order to determine if they qualify as VIEs.  The Company monitors these investments and, to the extent it has determined that it owns a majority of the current controlling class of securities of a particular entity, analyzes the entity for potential consolidation. The Company will continually analyze investments and liabilities, including when there is a reconsideration event, to determine whether such investments or liabilities are VIEs and whether such VIE should be consolidated. These analyses require considerable judgment in determining the primary beneficiary of a VIE and could result in the consolidation of an entity that would otherwise not have been consolidated or the non-consolidation of an entity that would have otherwise been consolidated.

Consolidated VIEs (the Company is the primary beneficiary)

Based on management’s analysis, the Company is the primary beneficiary of seven VIEs: Apidos CDO I, Apidos CDO III, Apidos Cinco CDO, Apidos CLO VIII, RREF CDO 2006-1, RREF CDO 2007-1 and Whitney CLO.  In performing the primary beneficiary analysis for six of these VIEs (other than Whitney CLO, which is discussed below), it was determined that the persons that have the power to direct the activities that are most significant to each of these VIEs and the Company who has the right to receive benefits and the obligation to absorb losses that could potentially be significant to these VIEs, are a related party group.  It was then determined that the Company was the party within that group that is more closely associated to each such VIE because of its preferred equity (and in some cases debt) interest in them.

These CDO and CLO entities were formed on behalf of the Company to invest in real estate-related securities, CMBS, property available-for-sale, bank loans and asset-backed securities and were financed by the issuance of debt securities. The manager manages these entities on behalf of the Company. By financing these assets with long-term borrowings through the issuance of CDO and CLO bonds, the Company seeks to generate attractive risk-adjusted equity returns and to match the term of its assets and liabilities.  The primary beneficiary determination for each of these VIEs was made at each VIE’s inception.

Whitney CLO, the seventh entity, is one in which the Company acquired the rights to manage the assets held by the entity as collateral for its CLOs in February 2011.  For a discussion on the primary beneficiary analysis for Whitney, see “— Unconsolidated VIEs (the Company is not the primary beneficiary, but has a variable interest) – Resource Capital Asset Management,” below.  For a discussion of the Company’s CDOs and CLOs, see Note 1 - “Organization and Basis of Presentation” and for a discussion of the debt issued through the CDOs and CLOs, see Note _ - “Borrowings”.

The Company has exposure to CDO and CLO losses to the extent of its subordinated debt and preferred equity interests in them. The Company is entitled to receive payments of principal and interest on the debt securities it holds and, to the extent revenues exceed debt service requirements and other expenses of the CDO or CLO, distributions with respect to its preferred equity interests. As a result of consolidation, debt and equity interests the Company holds in these CDOs and CLOs have been eliminated, and the Company’s consolidated balance sheet reflects both the assets held and debt issued by the CDOs and CLOs to third parties and any accrued expense to third parties. The Company's operating results and cash flows include the gross amounts related to CDO and CLO assets and liabilities as opposed to the Company's net economic interests in the CDO and CLO entities.  Assets and liabilities related to the CDOs and CLOs are disclosed, in the aggregate, on the Company's consolidated balance sheets.

The creditors of the Company’s seven consolidated VIEs have no recourse to the general credit of the Company.  However, in its capacity as manager, the Company has voluntarily supported two credits in one of its commercial real estate CDOs as the credits went through a restructuring in order to maximize their future cash flows. Through December 31, 2012, the Company has provided a total of $__.  The Company has provided no other financial support to any other of its VIEs nor does it have any requirement to do so, although it may choose to do so in the future to maximize future cash flows on such investments by the Company.  There are no explicit arrangements or implicit variable interests that obligate the Company to provide financial support to any of its consolidated VIEs, although the Company may choose to do so in the future.

The following table shows the classification and carrying value of assets and liabilities of consolidated VIEs as of December 31, 2012 (in thousands):

	Apidos I	Apidos III	Apidos Cinco	Apidos VIII	Whitney CLO	RREF 2006	RREF 2007	Total
ASSETS
Restricted cash (1)	$	$	$	$	$	$	$	$
Investment securities available-for-sale, pledged as collateral, at fair value
Property available-for-sale
Loans, pledged as collateral
Loans held for sale
Derivatives, at fair value
Interest receivable
Prepaid assets
Other assets
Total assets (2)	$	$	$	$	$	$	$	$

LIABILITIES
Borrowings	$	$	$	$	$	$	$	$
Accrued interest expense
Derivatives, at fair value
Accounts payable and other liabilities
Total liabilities	$	$	$	$	$	$	$	$

(1)	Includes $__ million available for reinvestment in certain of the CDOs.
(2)	Assets of each of the consolidated VIEs may only be used to settle the obligations of each respective VIE.

Unconsolidated VIEs (the Company is not the primary beneficiary, but has a variable interest)

Based on management’s analysis, the Company is not the primary beneficiary of the VIEs discussed below since it does not have both (i) the power to direct the activities that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb the losses of the VIE or the right to receive the benefits from the VIE, which could be significant to the VIE.  Accordingly, the following VIEs are not consolidated in the Company’s financial statements as of December 31, 2012. The Company’s maximum exposure to risk for each of these unconsolidated VIEs is set forth in the “Maximum Risk Exposure,” column in the table below.

LEAF Commercial Capital, Inc.

On November 16, 2011, the Company together with LEAF Financial, a subsidiary of Resource America, and Leaf Commercial Capital, Inc. (“LCC”), subsidiaries of Resource America, entered into a stock purchase agreement and related agreements (collectively the “SPA”) with Eos Partners, L.P., a private investment firm, and its affiliates (“Eos”). In exchange for its prior interests in its lease related investments, the Company received 31,341 shares of Series A Preferred Stock, 4,872 shares of newly issued 8% Series B Redeemable Preferred Stock and 2,364 shares of newly issued Series D Redeemable Preferred Stock, collectively representing, on a fully-diluted basis assuming conversion, a 26.7% interest in LCC. Several approaches were used, including discounted expected cash flows, market approach and comparable sales transactions to estimate the fair value of its investment in LCC as a result of the transaction. These approaches required assumptions and estimates of many critical factors, including revenue and market growth, operating cash flows, market multiples, and discount rates, which were based on the current economic environment and credit market conditions. The Company’s investment in LCC was valued at $36.3 million based on a third-party valuation.

The Company determined that it is not the primary beneficiary of LCC because it does not participate in any management or portfolio decisions, holds only two of six board positions, and only controls 26.7% of the voting rights in the entity. Furthermore, a third-party investor holds consent rights with respect to significant LCC actions, including incurrence of indebtedness, consummation of a sale of the entity, liquidation or initiating a public offering.

In connection with this transaction, the Company and Resource America have undertaken a contingent obligation with respect to the value of the equity on the balance sheet of LEAF Receivables Funding 3, a wholly-owned subsidiary of LCC which owns equipment, equipment leases and notes. LEAF Receivables Funding 3 was included in the assets contributed to LCC by the Company.  As part of the SPA, the Company and Resource America agreed that, to the extent the value of the equity on the balance sheet of LEAF Receivables Funding 3 is less than approximately $18.7 million (the value of the equity of LEAF Receivables Funding 3 on the date it was contributed to LCC by the Company), as of the final testing date, which must be within 90 days following December 31, 2013, they will be jointly and severally obligated to contribute cash to LCC to make up the deficit. The Company does not believe it is probable that it will be required to fund LCC in accordance with the SPA based on projected operating results because LEAF Receivables Funding 3 is currently profitable and is expected to be profitable through the year ended December 31, 2013.

Unsecured Junior Subordinated Debentures

The Company has a 100% interest in the common shares of Resource Capital Trust I (“RCT I”) and RCC Trust II (“RCT II”), valued at $1.5 million in the aggregate (or 3% of each trust).  RCT I and RCT II were formed for the purposes of providing debt financing to the Company, as described below. The Company completed a qualitative analysis to determine whether or not it is the primary beneficiary of each of the trusts and determined that it was not the primary beneficiary of either trust because it does not have the power to direct the activities most significant to the trusts, which include the collection of principal and interest and protection of collateral through servicing rights.    Accordingly, neither trust is consolidated into the Company’s consolidated financial statements.

The Company records its investments in RCT I and RCT II’s common shares as investments in unconsolidated trusts using the cost method and records dividend income when declared by RCT I and RCT II. The trusts each hold subordinated debentures for which the Company is the obligor in the amount of $25.8 million for RCT I and $25.8 million for RCT II. The debentures were funded by the issuance of trust preferred securities of RCT I and RCT II. For the years ended December 31, 2012, 2011 and 2010, the Company recognized $___, $___ and $____, respectively, of interest expense with respect to the subordinated debentures, including $___, $__, and $____, respectively, of amortization of deferred debt issuance costs. The Company will continuously reassess whether it should be deemed to be the primary beneficiary of the trusts.

Resource Capital Asset Management

In February 2011, the Company purchased a company that manages $1.9 billion of bank loan assets through five CLOs.  As a result, the Company is entitled to collect senior, subordinated and incentive management fees from these CLOs.  The purchase price of $22.5 million resulted in an intangible asset that was allocated to each of the five CLOs and is amortized over the expected life of each CLO.  The unamortized balance of the intangible asset was $__ and $___ at December 31, 2012 and 2011, respectively.  The Company recognized fee income of $__, $___ and $___ for the years ended December 31, 2012, 2011 and 2010, respectively. With respect to four of these CLOs, the Company determined that it does not hold a controlling interest and, therefore, is not the primary beneficiary.  With respect to the fifth CLO, Whitney CLO, in November 2012, the Company purchased 66.6% of its preferred equity, which was determined to be a reconsideration event.  Based upon that purchase, the Company determined that it does have an obligation to absorb losses and/or the right to receive benefits that could potentially be significant to Whitney CLO and that a related party has the power to direct the activities that are most significant to the VIE.  As a result, together we have both the power to direct and the right to receive benefits and the obligation to absorb losses.  It was then determined that, as between the Company and the related party, the Company was the party within that group that is more closely associated with Whitney CLO because of its preferred equity interest in Whitney CLO.  The Company, therefore, consolidated Whitney CLO as discussed above in “– Consolidated VIEs (the Company is the primary beneficiary)”.

Real Estate Joint Ventures

On December 1, 2009, the Company purchased a membership interest in RRE VIP Borrower, LLC (a VIE that holds interests in a real estate joint venture) from Resource America. This joint venture, which is structured as a credit facility with Värde Investment Partners, LP acting as lender, finances the acquisition of distressed properties and mortgage loans and has the objective of repositioning both the directly-owned properties and the properties underlying the mortgage loans to enhance their value. The Company acquired the membership interests for $2.1 million. The joint venture agreement requires the Company to contribute 3% to 5% (depending on the terms of the agreement pursuant to which the particular asset is being acquired) of the total funding required for each asset acquisition as needed up to a specified amount. Resource Real Estate Management, LLC (“RREM”), an affiliate of Resource America, acts as asset manager of the venture and receives a monthly asset management fee. The Company’s investment in RRE VIP Borrower, LLC at December 31, 2012 and 2011 was $___ and $___, respectively.  Using the equity method of accounting, the Company recognized equity in earnings related to this investment of $__, $__ and $___ for the years ended December 31, 2012, 2011 and 2010, respectively. Furthermore, the Company is currently committed to fund up to $_____ for these investments.

On June 19, 2012, the Company entered into a second joint venture with Värde Investment Partners, LP acting as lender, to purchase two condominium developments. The Company purchased a 7.5% equity interest in the venture. RREM was appointed as the asset manager of the venture to perform lease review and approval, debt service collection, loan workout, foreclosure, disposition and permitting, as applicable. RREM is also responsible for engaging third parties to perform day-to-day property management, property leasing, rent collection, maintenance, and capital improvements. The Company’s investment in Varde Investment Parters, LP at December 31, 2012 was $___.  Using the equity method of accounting, the Company recognized equity in earnings related to this investment of $__ year ended December 31, 2012. Furthermore, the Company is currently committed to fund up to $______for these investments.

The Company has determined that it does not have the power to direct the activities that most significantly impact the economic performance of each of these ventures, which include asset underwriting and acquisition, lease review and approval, and loan asset servicing, and, therefore, the Company is not the primary beneficiary of either.

The following table shows the classification, carrying value and maximum exposure to loss with respect to the Company’s unconsolidated VIEs as of December 31, 2012 (in thousands):

	LEAF Commercial Capital, Inc.	Unsecured Junior Subordinated Debentures	Resource Capital Asset Management		RRE VIP Borrower, LLC	Värde Investment Partners, LP	Total	Maximum Exposure to Loss (1)
Investment in unconsolidated entities	$—	$—	$	−	$—	$—	$—	$—
Intangible assets	—	—		—	—	—	—	—
Total assets	—	—		—	—	—	—

Borrowings	—	—		—	—	—	—	—
Total liabilities	—	—		—	—	—	—	—

Net asset (liability)	$—	$—		$—	$—	$—	$—	—

(1)	The Company's maximum exposure to loss at December 31, 2012 does not exceed the carrying amount of its investment, subject to the LEAF Receivables Funding 3’s contingent obligation as described above.

The Company did not provide financial support to any of its unconsolidated VIEs during the years ended December 2012 and 2011.  Other than the contingent liability arrangement described above in connection with LCC, there were no explicit arrangements or implicit variable interests that could require the Company to provide financial support to any of its unconsolidated VIEs.

EXHIBIT C

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).  The consolidated financial statements include the accounts of the Company.

A variable interest entity ("VIE") is defined as an entity in which equity investors (i) do not have a controlling financial interest and/or (ii) do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties.  A VIE is required to be consolidated by its primary beneficiary, which is defined as the party that (a) has the power to control the activities that most significantly impact the VIE's economic performance and (b) has the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In determining whether the Company is the primary beneficiary of a VIE, the Company reviews governing contracts, formation documents and any other contractual arrangements for any relevant terms and determines the activities that have the most significant impact on the VIE and who has the power to direct those activities.  The Company also looks for kick-out rights, protective rights and participating rights as well as any financial or other support provided to the VIE and the reason for that support, and the terms of any explicit or implicit arrangements that may require the Company to provide future support.  The Company then makes a determination based on its power to direct the most significant activities of the VIE and/or a financial interest that is potentially significant.  The Company continually reassesses whether it should be deemed to be the primary beneficiary of its VIEs.  See Note 3 - “Variable Interest Entities” for additional information pertaining to the Company's VIEs.

All inter-company transactions and balances have been eliminated.